Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 (312) 845-3484 warren@chapman.com

November 24, 2025

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on September 30, 2025 (the “Registration Statement”). The Registration Statement relates to Roundhill APP WeeklyPay™ ETF, Roundhill ORCL WeeklyPay™ ETF, Roundhill UNH WeeklyPay™ ETF, and Roundhill WMT WeeklyPay™ ETF (each a “Fund” and, collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement.

Comment 2 – Cover Page

On the cover page, please disclose that over time a Fund’s returns could vary in amount and direction from the stated multiple. The cover page should also state that the Adviser intends for all or a significant portion of a Fund’s weekly distributions to be characterized as “return of capital” but cannot make assurances that this will be the case.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosures have been added to the cover page:

Over time, a Fund’s returns could vary an amount and direction from the stated multiple.

The Adviser intends for all or a significant portion of a Fund’s weekly distributions to be characterized as return of capital but cannot make assurances that this will be the case.

Comment 3 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

In addition to providing 1.2 times (120%) exposure to the total return of APP shares over a given calendar week, the Fund will make weekly distribution payments to shareholders.

As this is the primary objective of the Fund, please move this sentence earlier in the disclosure. Additionally, please include the secondary objective following the disclosure above.

Response to Comment 3

The referenced disclosure has been revised in accordance with the Staff’s comment.

Comment 4 – Principal Investment Strategies

In the “Principal Investment Strategies” section, please explain that a “return of capital” is neither income nor profit but rather represents a return of the shareholder’s investment.

Response to Comment 4

Pursuant to the Staff’s comment, the following disclosure set forth in the section entitled “Principal Investment Strategies” has been revised as follows:

The Adviser intends for all or a significant portion of the Fund’s weekly distributions to be characterized as return of capital, though it can make no assurances this will be the case. Return of capital is neither income nor profit. Return of capital represents a return of a portion of a Fund shareholder’s invested capital and is not taxable in the year it is received unless the distribution exceeds a shareholder’s basis in the Fund.

Comment 5 – Principal Investment Strategies

In the “Principal Investment Strategies,” section, please make clear in the disclosure that not only a significant portion of the distributions could be characterized as a return of capital but that all of the distributions could be characterized as such.

Response to Comment 5

The Staff’s comment has been addressed in Response to Comment 4.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

It is critical that investors understand the following:

1. An investment in the Fund is not an investment in APP.

2. The Fund’s strategy is subject to all potential losses if APP shares decrease in value, and may lose all of its value if shares of APP decrease by 83.33 percent over the course of any calendar week.

Please also state that it is critical that investors understand that all or a substantial portion of the weekly distributions may be a return of capital.

Response to Comment 6

The referenced disclosure has been revised in accordance with the Staff’s comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

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